Exhibit 5.3

September 8, 2023

Ministère des Finances,

390, boulevard Charest Est,

Québec, Québec,

Canada G1K 3H4.

Dear Sirs:

As special United States tax counsel to Québec in connection with the sale by Québec of its U.S.$1,500,000,000 4.500% Global Notes Series RD due September 8, 2023 (the “Notes”), we hereby confirm to you our advice as set forth under the heading “Tax Matters – United States Taxation” in the Prospectus Supplement, dated August 31, 2023, to the Prospectus, dated September 11, 2017, relating to the Notes, subject to the limitations noted therein, and we consent to the filing of this letter as an exhibit to the amendment to Form 18-K to be filed by Québec.

By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very Truly Yours,

/s/ Sullivan & Cromwell LLP